Exhibit 99.1

Media Release

May 4, 2023

TELUS announces election of directors

All resolutions at annual meeting approved by large majority

Vancouver, B.C. – TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the Company’s 2023 information circular were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ annual meeting on May 4, 2023 (the Meeting) are set out below.

Each of the following 14 nominees proposed by management was elected as a director of TELUS:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Raymond T. Chan	715,113,200	99.09%	6,589,863	0.91%
Hazel Claxton	718,494,779	99.56%	3,184,619	0.44%
Lisa De Wilde	713,591,419	98.88%	8,088,267	1.12%
Victor Dodig	710,157,719	98.46%	11,095,242	1.54%
Darren Entwistle	716,366,961	99.26%	5,312,150	0.74%
Thomas Flynn	719,715,632	99.73%	1,959,839	0.27%
Mary Jo Haddad	706,965,620	97.96%	14,737,808	2.04%
Kathy Kinloch	713,916,048	98.92%	7,788,220	1.08%
Christine Magee	715,835,382	99.19%	5,869,770	0.81%
John Manley	709,926,574	98.38%	11,704,500	1.62%
David Mowat	717,925,165	99.48%	3,774,073	0.52%
Marc Parent	709,666,857	98.33%	12,032,937	1.67%
Denise Pickett	715,165,208	99.09%	6,539,903	0.91%
W. Sean Willy	714,902,055	99.06%	6,797,147	0.94%

All matters voted on at the Meeting were approved as follows:

Matter	Votes For	% Votes For	Votes Withheld / Against	% Votes Withheld / Against
Appointment of auditor	675,954,638	92.38%	55,777,096	7.62%
Advisory vote to accept TELUS’ approach to executive compensation	678,805,377	94.06%	42,887,495	5.94%
Approve an increase to the share reserve under the Company’s Restricted Share Unit Plan	698,121,536	96.73%	23,578,895	3.27%
Approve an increase to the share reserve under the Company’s Performance Share Unit Plan	698,891,262	96.84%	22,799,181	3.16%

Final voting results on all matters voted on at the Meeting will be published shortly on telus.com/agm, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world- leading communications technology company with more than $18 billion in annual revenue and 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 31 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media and eCommerce and fintech.

TELUS Health is a global health care leader, which provides employee and family primary and preventive health care and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering 67 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.5 billion, including 2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

For more information, please contact:

Jacinthe Beaulieu

418-318-6102

Jacinthe.Beaulieu@telus.com